December 22, 2023	Todd P. Zerega TZerega@perkinscoie.com D. +1.202.654.6378 F. +1.202.654.9941

VIA EDGAR

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attention: Mindy Rotter, Esq., CPA

Re:	WesMark Funds File No. 333-16157; ICA No. 811-07925

Dear Ms. Rotter:

On behalf of our client, WesMark Funds (the “Company” or the “Registrant”) and its funds, WesMark Balanced Fund (the “Balanced Fund”), WesMark Government Bond Fund (the “Government Fund”, WesMark Large Company Fund (the “Large Company Fund”), WesMark Small Company Fund (the “Small Company Fund”), WesMark West Virginia Municipal Bond Fund (the West Virginia Bond Fund”) and WesMark Tactical Opportunity Fund (the “Tactical Fund”), (together the “Funds”), we are responding to verbal comments from the staff of the Division of Investment Management, Disclosure Review and Accounting Office (the “Staff”) received on November 29, 2023, relating to the Company’s Form N-CSR (“N-CSR”), filed on March 3, 2023, and Form N-CEN (“N-CEN”), filed on March 7, 2023. The Funds are managed by WesBanco Investment Department. (the “Adviser”).

The comments are set forth below. Responses follow each comment.

1.	Comment:

N-CSR was updated when the Company’s N-CSR was filed. The updated N-CSR includes Items 4(i) and 4(j), and these need to be responded to even if not applicable. Please provide answers to these questions in correspondence and state that the current form will be used, and all questions will be responded to on a going forward basis.

Response: The Registrant confirms that Items 4(i) and 4(j) were not applicable. The Registrant confirms that it will use the current N-CSR form and respond to these items in future N-CSR filings even if they continue to be not applicable.

December 22, 2023

2.	Comment:

The Balanced Fund, Large Company Fund and Tactical Fund had exposure to derivatives during the last fiscal year end, however the MDFP does not discuss the effect of the derivatives on the performance of the Funds. If the performance was materially affected by the derivatives, it should be disclosed in the MDFP. Please explain in correspondence why there was no discussion in the MDFP regarding the use of derivatives.

Response: The Adviser has confirmed that the Balanced Fund, Large Company Fund and Tactical Fund did not have significant derivatives exposure during the referenced reporting period. Therefore, the use of derivatives did not materially affect the Funds’ performance during the reporting period and was not discussed in the MDFP.

3.	Comment:

According to Statement of Changes, the Large Company Fund had a return of capital distribution. Please confirm that there is no reference to yield or dividend when describing distributions that may contain return of capital distribution in the marketing material, financial statement disclosures and/or website disclosure, as those terms may be misinterpreted as income.

Response: The Registrant has confirmed there was no reference to yield or dividend that contained return of capital distributions in the above referenced materials.

4.	Comment:

Please confirm that the Large Company Fund complied with shareholder notice requirements regarding its return of capital with section 19(a) of 1940 Act.

Response: Consistent with the SEC Staff’s “Dear CFO” letter dated November 22, 2019, the Fund monitors its section 19(a) compliance on a book, as opposed to a tax, basis. The Registrant notes that for the Fiscal Year ended 12/31/22 the Large Company Fund made quarterly distributions on a financial statement or “book” basis which did not include any return of capital. Therefore, these distributions did not trigger any section 19(a) notices. However, at the end of the Fiscal Year, when the Fund’s distributions were calculated on a tax basis the Fund’s accountant determined there was a small return of capital. This return of capital was then allocated across the quarterly distributions at the end of the year for tax purposes. Therefore, because the return of capital was determined on a tax basis at the end of the year there were no section 19(a) notices required to be made. However, the Fund did post on its website a completed IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities within 45 days of the Funds Fiscal Year End. The notice disclosed the return of capital on a tax basis for the quarterly distributions for the Large Company Fund. The return of capital was also reported to shareholders on their calendar year 2022 1099-DIVs.

December 22, 2023

5.	Comment:

The response to Item (b)(23) in the Form N-CEN [filed on March 7, 2023], was “NO”, please confirm whether or not this response was correct.

Response: The Registrant believes that the response was correct for the reasons set forth in the response to Comment 4 above.